VIA EDGAR	November 8, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ruairi Regan and David Link

Re: Sizzle Acquisition Corp. II

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted October 2, 2024

CIK No. 0002030663

Mr. Regan and Mr. Link:

Sizzle Acquisition Corp. II (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 31, 2024, regarding the Draft Registration Statement on Form S-1 submitted October 2, 2024 (the “Registration Statement”).

Amended Draft Registration Statement on Form S-1

Restrictions on Transfers of Founder Shares and Private Placement Warrants, page 156

1.	It appears you have not described the limited circumstances referenced in prior comment 13; therefore, we reissue the comment. We note the disclosure on page 25 that "except in certain limited circumstances, no member of the sponsor (including the non-managing sponsor investors) may Transfer all or any portion of its membership interests in the sponsor" and the cross-reference to this section for more information. However, we are unable to locate any information in this section regarding transfers of membership interests in the sponsor. Please revise to disclose those circumstances when the members of the sponsor may transfer their membership interests, as required by Item 1603(a)(6) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has amended its disclosure on page 155 of the Registration Statement.

* * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Benjamin Reichel, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

Sizzle Acquisition Corp. II

	By:	/s/ Steve Salis
	Name:	Steve Salis
	Title:	Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP